UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Communication, Inc.

File No. 000-15279 - CF#29497

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General Communication, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 08, 2013.

Based on representations by General Communication, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.196	through March 31, 2016
Exhibit 10.197	through March 31, 2016
Exhibit 10.198	through March 31, 2016
Exhibit 10.199	through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel